PRESS RELEASE

Attention Business/Financial Editors:

MONTREAL, July 19, 2007 – Novamerican Steel Inc. (NASDAQ:TONS) announced today that Scott B. Jones has been appointed Interim President of American Steel and Aluminum Corporation, one of the Company subsidiaries in the United States. Scott Jones is also President of Novamerican Steel.

Novamerican Steel Inc., based in Montreal, Canada with eleven operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

For further information: Lawrence P. Cannon, CA, Vice President and Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455. Visit us at www.novamerican.com.